Exhibit 4.2

Amendment No. 1 to
Third Amended and Restated Loan and Security Agreement

This Amendment No. 1 to Third Amended and Restated Loan and Security Agreement (“Amendment”) is dated as of October 29, 2020 and is entered into by and among America’s Car-Mart, Inc., a Texas corporation (“Parent”), Colonial Auto Finance, Inc., an Arkansas corporation (“Colonial”), America’s Car Mart, Inc., an Arkansas corporation (“ACM”), Texas Car-Mart, Inc., a Texas corporation (“TCM”) (each of Colonial, ACM and TCM, a “Borrower”, and collectively, “Borrowers”), the financial institutions party to the Loan Agreement (as hereinafter defined) as lenders (collectively, “Lenders”), BMO Harris Bank N.A., as agent for the Lenders (in such capacity, “Agent”), lead arranger and book manager for the Lenders. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Loan Agreement (as hereinafter defined).

Witnesseth

Whereas, Parent, Borrowers, Lenders and Agent have entered into that certain Third Amended and Restated Loan and Security Agreement dated as of September 30, 2019 (the “Loan Agreement”);

Whereas, Parent, Borrowers, Lenders and Agent have agreed to amend the Loan Agreement subject to the terms and conditions stated herein; and

Now, Therefore, in consideration of the premises herein contained and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Lenders, Agent, Parent and Borrowers hereby agree as follows:

Section 1. Amendment to the Loan Agreement.

1.1.          The following defined terms are hereby added to Section 1.1 of the Loan Agreement in their appropriate alphabetical order, each such defined term to read in its entirety as follows:

“Acquired Business” means the entity or assets acquired by an Obligor in an Acquisition, whether before or after the date hereof.

“Acquired Contract” means a Vehicle Contract acquired by Colonial that was originated by a Person other than a Borrower.

“Permitted Acquisition” means any Acquisition with respect to which all of the following conditions shall have been satisfied:

(a)       the Acquired Business (i) is in a business engaged in as of the date of this Agreement by an Obligor or any business reasonably related thereto, and (ii) has its primary operations within the United States of America;

(b)       the board of directors or other similar governing body of the Person to be acquired shall have approved such Acquisition (and, if requested, the Agent shall have received evidence, in form and substance reasonably satisfactory to the Agent, of such approval);

(c)       the financial statements of the Acquired Business shall have been audited by a nationally recognized accounting firm or such financial statements shall have undergone review of a scope satisfactory to the Agent with respect to any Acquisition where Total Consideration for such Acquisition exceeds $10,000,000;

(d)       the Total Consideration for the Acquired Business and, when taken together with the Total Consideration for all Acquired Businesses acquired during the Fiscal Year during which such Acquisition is consummated, shall not exceed $20,000,000 in the aggregate;

(e)       the Borrowers shall have notified the Agent and Lenders not less than thirty (30) days prior to any such Acquisition (or such shorter period as may be agreed upon by the Agent) and furnished to the Agent and Lenders at such time reasonable details as to such Acquisition (including sources and uses of funds therefor and the documents executed in connection with such Acquisition), and, with respect to any Acquisition where Total Consideration for such Acquisition exceeds $10,000,000, three (3)-year historical financial information and three (3)-year pro forma financial forecasts of the Acquired Business on a stand alone basis as well as of the Borrower on a consolidated basis after giving effect to the Acquisition and covenant compliance calculations reasonably satisfactory to the Agent demonstrating satisfaction of the condition described in clause (g) below;

(f)       if such Acquisition is a merger or consolidation, a Borrower or any Subsidiary thereof shall be the surviving Person, and such surviving Person shall become an Obligor; and no Change in Control shall have been effected thereby;

(g)       after giving effect to the Acquisition and any extension of credit in connection therewith, no Default or Event of Default shall exist, including with respect to the financial covenants contained in Section 10.3 on a pro forma basis (looking back four completed fiscal quarters as if the Acquisition occurred on the first day of such period and after giving effect to the payment of the purchase price for the Acquired Business); and

(h)       no later than five (5) Business Days prior to the proposed closing date of such Acquisition (or such shorter period as may be agreed to by the Agent) the Borrowers, to the extent requested by the Agent, shall have delivered to the Agent promptly upon the finalization thereof copies of the final purchase agreement, sale agreement, merger agreement or other agreement evidencing such Acquisition, including all schedules, exhibits and annexes thereto and each other material document executed, delivered, contemplated by or prepared in connection therewith and any amendment, modification or supplement to any of the foregoing, which shall be in form and substance reasonably satisfactory to the Agent.

“Total Consideration” means, with respect to an Acquisition, the sum (but without duplication) of (a) cash paid or payable in connection with any Acquisition, whether paid at or prior to or after the closing thereof, (b) indebtedness payable to the seller in connection with such Acquisition, including all “earn-out” and other future payment obligations subject to the occurrence of any contingency (provided that, in the case of any future payment subject to a contingency, such shall be considered part of the Total Consideration to the extent of the reserve, if any, required under GAAP to be established in respect thereof by any Obligor), (c) the fair market value of any equity securities, including any warrants or options therefor, delivered in connection with any Acquisition, (d) the present value of future payments in connection with such Acquisition which are required to be made over a period of time and are not contingent upon any Obligor meeting financial performance objectives (exclusive of salaries paid in the ordinary course of business) (discounted at the Base Rate), but only to the extent not included in clause (a), (b) or (c) above, and (e) the amount of indebtedness assumed in connection with such Acquisition.

1.2.          The following definitions as set forth in Section 1.1 of the Loan Agreement are hereby amended and restated in their entirety to read as follows:

“Colonial Contracts Advance Rate” means 50% with respect to Long Term Contracts, 55% with respect to Medium Term Contracts and 55% with respect to all other Vehicle Contracts; provided, however, that the applicable Colonial Contracts Advance Rate shall be (i) reduced by 5.0% for Vehicle Contract that is an Acquired Contract and (ii) further adjusted based upon the most recent Colonial Contracts Advance Rate Adjustment Percent in accordance with the following schedule:

Colonial Contracts Advance Rate Adjustment Percentage	Colonial Advance Rate Long-Term Contracts	Colonial Advance Rate Medium Term Contracts
≤ 36%	50.00%	55.00%
>36.00% & ≤ 36.25%	49.75%	54.75%
>36.25% & ≤ 36.50%	49.50%	54.50%
>36.50% & ≤ 36.75%	49.25%	54.25%
>36.75% & ≤ 37.00%	49.00%	54.00%
>37.00% & ≤ 37.25%	48.75%	53.75%
>37.25% & ≤ 37.50%	48.50%	53.50%
>37.50% & ≤ 37.75%	48.25%	53.25%

Colonial Contracts Advance Rate Adjustment Percentage	Colonial Advance Rate Long-Term Contracts	Colonial Advance Rate Medium Term Contracts
>37.75% & ≤ 38.00%	48.00%	53.00%
>38.00% & ≤ 38.25%	47.75%	52.75%
>38.25% & ≤ 38.50%	47.50%	52.50%
>38.50% & ≤ 38.75%	47.25%	52.25%
>38.75% & ≤ 39.00%	47.00%	52.00%
>39.00% & ≤ 39.25%	46.75%	51.75%
>39.25% & ≤ 39.50%	46.50%	51.50%
>39.50% & ≤ 39.75%	46.25%	51.25%
>39.75% & ≤ 40.00%	46.00%	51.00%
>40.00% & ≤ 40.25%	45.75%	50.75%
>40.25% & ≤ 40.50%	45.50%	50.50%
>40.50% & ≤ 40.75%	45.25%	50.25%
>40.75% & ≤ 41.00%	45.00%	50.00%
>41.00% & ≤ 41.25%	44.75%	49.75%
>41.25% & ≤ 41.50%	44.50%	49.50%
>41.50% & ≤ 41.75%	44.25%	49.25%
>41.75% & ≤ 42.00%	44.00%	49.00%

The Colonial Contracts Advance Rate Adjustment Percent shall be computed monthly by Colonial (subject to the review and approval of the Agent) and be included in its Colonial Borrowing Base Report delivered pursuant to Section 8.1 hereof, at which time any adjustment to the Colonial Contract Advance Rate based on such computation shall become effective and thereafter remain in effect until delivery of a Colonial Borrowing Base Report following the end of the next calendar month. If Colonial fails to deliver its Colonial Borrowing Base Report or provide the Colonial Contracts Advance Rate Adjustment Percentage computation as so required, the Colonial Contracts Advance Rate Adjustment Percentage shall be deemed to be equal to 42.0% until such Colonial Borrowing Base Report or the Colonial Contracts Advance Rate Adjustment Percentage is delivered.

“Colonial Contracts Formula Amount” means, as of any date of determination, an amount equal to (a) Colonial Contracts Advance Rate multiplied by the Colonial Net Eligible Contract Payments, minus (b) the Colonial Availability Reserve; provided, that (i) the aggregate amount of Colonial Net Eligible Contract Payments attributable to Modified Contracts shall at no time exceed 8.0% of the Colonial Contracts Formula Amount and (ii) the aggregate amount of Colonial Net Eligible Contract Payments attributable to Acquired Contracts shall at no time exceed 10.0% of the Colonial Contracts Formula Amount.

“Modified Contract” means, at any time the same is to be determined, a Vehicle Contract (a) that has been rewritten, restructured, amended or otherwise modified from its original terms seven (7) or more times, or (b) where the term of such Vehicle Contract has been extended (pursuant to one or more modifications) more than one hundred eighty (180) days from the original termination date.

“Permitted Asset Disposition” means, as long as no Default or Event of Default exists and all Net Proceeds are remitted to Agent for application to the Obligations, an Asset Disposition that is:

(a)       a sale of Inventory in the Ordinary Course of Business;

(b)       a disposition of Inventory that is obsolete, unmerchantable or otherwise unsalable in the Ordinary Course of Business;

(c)       termination of a lease of real or personal Property that is not necessary for the Ordinary Course of Business, could not reasonably be expected to have a Material Adverse Effect and does not result from an Obligor’s default;

(d)       Permitted Sale/Leaseback;

(e)       a Permitted Contract Sale in an amount not to exceed $1,000,000 in any one or series of related transactions;

(f)       an Asset Disposition consisting of Real Estate (including any Asset Disposition of Real Estate as part of a sale and leaseback transaction that does not qualify as a Permitted Sale/Leaseback); provided, that (i) such Asset Disposition, together with all Asset Dispositions of Real Estate during any fiscal year of the Borrowers, does not exceed $5,000,000 in the aggregate, (ii) each such Asset Disposition shall be made for fair value, and (iii) 100% of the total consideration received at the closing of such Asset Disposition shall consist of cash;

(g)       an Asset Disposition consisting of any other Property; provided, that (i) such Asset Disposition, together with all such other Asset Dispositions during any fiscal year of the Borrowers, does not exceed $1,000,000 in the aggregate, (ii) each such Asset Disposition shall be made for fair value, and (iii) 100% of the total consideration received at the closing of such Asset Disposition shall consist of cash; or

(h)       approved in writing by Agent and Required Lenders.

“Restricted Investment” means any Investment by the Parent or any of its Subsidiaries, other than (a) Cash Equivalents that are subject to Agent’s Lien and control, pursuant to documentation in form and substance satisfactory to Agent; (b) loans and advances permitted under Section 10.2.7; (c) investments by an Obligor into another Obligor; (d) investments as of the Closing Date by an Obligor into a Subsidiary that is not an Obligor, (e) investments by one or more of the Obligors into ACM Insurance in an amount not to exceed the required funding amount of ACM Insurance under the rules and regulations of the Arkansas Insurance Department, and (f) any Investment constituting a Permitted Acquisition.

1.3.          The defined term “Eligible Vehicle Contract” appearing in in Section 1.1 of the Loan Agreement shall be and hereby is amended by amending and restating clauses (a), (l), (o), (p) and (r) to read in their entirety as follows:

(a)       the Vehicle Contract (i) strictly complies with all of Colonial’s warranties and representations contained herein and (ii) is serviced by ACM or any other servicer party to the Backup Servicing Agreement;

(l)        the original term of the Vehicle Contract is not more than 60 months;

(o)       the Vehicle Contract is not a Modified Contract unless the Contract Debtor thereon has made full contractual payments for at least ninety (90) consecutive days in the amounts called for by the terms of such Vehicle Contract after such Vehicle Contract has been rewritten, restructured, amended or otherwise modified or the term of such Vehicle Contract has been extended; provided, that the amount of any such Modified Contract shall be limited by the provision set forth in defined term “Colonial Contracts Formula Amount”;

(p)       the Vehicle Contract is either (i) originated in the Ordinary Course of Business by a Borrower, or (ii) an Acquired Contract, provided, that the amount of any such Acquired Contract shall be limited by the provision set forth in defined term “Colonial Contracts Formula Amount”;

(r)        such contracts do not relate to the financing of mechanical or repair issues.

1.4.          The defined term “Eligible Vehicle Inventory” appearing in in Section 1.1 of the Loan Agreement shall be and hereby is amended by amending and restating clause (c) to read in its entirety as follows:

(c)       in the case of used Vehicles, either (i) ACM or TCM physically holds such Certificates of Title (including Certificates of Title received after 60 days of the acquisition of such Vehicle), or (ii) ACM or TCM has, in accordance with its standard policies and procedures, initiated the process by which the foregoing requirements of this clause (c)(i) will be satisfied; provided, that any used Vehicle shall be excluded under this clause (ii) if the Certificate of Title for such Vehicle is not received by ACM or TCM within 60 days from the date of such Vehicle has been acquired;

1.5.          The defined term “Permitted Contract Sale” appearing in in Section 1.1 of the Loan Agreement shall be and hereby is amended by amending and restating clause (b) to read in its entirety as follows:

(b)       each Vehicle Contract disposed pursuant to such sale is not an Eligible Vehicle Contract;

1.6.          Section 2.1.7 of the Loan Agreement shall be amended and restated to read in its entirety as follows:

Section 2.1.7. Increase in Colonial Revolver Commitments. Colonial may, on any Business Day prior to the Revolver Commitment Termination Date, with the written consent of the Agent, increase the aggregate amount of the Colonial Revolver Commitments by delivering a request to the Agent at least ten (10) Business Days prior to the desired effective date of such increase (the “Revolver Increase”) identifying an additional Lender (or additional Colonial Revolver Commitment for an existing Lender) and the amount of its Colonial Revolver Commitments (or additional amount of its Colonial Revolver Commitments); provided, however, that:

(a)       the request for the Revolver Increase shall be in form and substance reasonably acceptable to the Agent;

(b)       the aggregate amount of all such Revolver Increases shall not exceed $100,000,000 and any such Revolver Increase shall be in an amount not less than $5,000,000 (or such lesser amount then agreed to by the Agent);

(c)       the conditions set forth in Section 6.2 are satisfied and the applicable commitments have been received on the effective date of the Revolver Increase;

(d)       the Revolver Increase shall be offered on the same terms as existing Colonial Revolver Commitments, except for a closing fee specified by Agent and Lenders with a Revolver Increase; and

(e)       there shall be (i) no more than three (3) total Revolver Increases under this Section, and (ii) no reduction in Colonial Revolver Commitments pursuant to Section 2.1.4 prior to the requested Revolver Increase.

The effective date of the Revolver Increase shall be agreed upon by Colonial and the Agent. The Agent, Colonial, and new and existing Lenders shall execute and deliver such documents and agreements as the Agent deems appropriate to evidence the increase in Colonial Revolver Commitments, and the Agent shall be entitled to revise Schedule 1.1 to reflect the increased Colonial Revolver Commitments. Colonial shall prepay and Lenders shall fund Colonial Revolver Loans on the effective date of the Revolver Increase as necessary to allocate Colonial Revolver Loans among Lenders in accordance with their adjusted shares of the Colonial Revolver Commitments. Any Lender with a new or increased Colonial Revolver Commitment shall also be allocated a Pro Rata share of the ACM-TCM Revolver Commitment so that all Lenders shall hold the ACM-TCM Revolver Commitments and the Colonial Revolver Commitments on a Pro Rata basis. Notwithstanding anything herein to the contrary, no Lender shall have any obligation to increase its Colonial Revolver Commitments and no Lender’s Colonial Revolver Commitments shall be increased without its consent thereto, and each Lender may at its option, unconditionally and without cause, decline to increase its Colonial Revolver Commitments.

1.7.       Section 15.1.1(d)(i) of the Loan Agreement shall be amended and restated to read in its entirety as follows:

(i) alter Section 5.5.2, 7.1 (except to add Collateral) or 15.1.1;

Section 2. Conditions.

The effectiveness of this Amendment is subject to the satisfaction of the following conditions precedent:

2.1.       The Parent, the Borrower, the Agent and the Lenders shall have executed and delivered this Amendment .

2.2.       The Agent shall have received, for the Pro Rata benefit of the Lenders, a non-refundable amendment fee equal to $50,000.

2.3.       Borrowers shall have executed and delivered to Agent such other documents and instruments as Agent may reasonably require.

Section 3. Representations.

In order to induce the Agent and the Lenders to enter into this Amendment, each Obligor hereby represent and warrant to the Bank that as of the date hereof:

3.1.       Authorization, Etc. The Obligors have the power and authority to execute, deliver and perform this Amendment and the other Loan Documents (if any) called for hereby. The Obligors have taken all necessary action (including, without limitation, obtaining approval of its equity holders, if necessary) to authorize its execution, delivery and performance of this Amendment and the other Loan Documents (if any) called for hereby. No consent, approval or authorization of, or declaration or filing with, any Governmental Authority, and no consent of any other Person, is required in connection with such Obligor’s execution, delivery and performance of this Amendment or such other Loan Documents, except for those already duly obtained. This Amendment and the other Loan Documents (if any) called for hereby have been duly executed and delivered by the Obligors and constitute the legal, valid and binding obligation of the Obligors, enforceable against them in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditor rights generally or by equitable principles relating to enforceability. The execution, delivery and performance of this Amendment and the other Loan Documents (if any) called for hereby by the relevant Obligors does not (i) contravenes the terms of any Obligor’s Organic Documents; (ii) conflict with or constitute a violation or breach of, or constitutes a default under, or results in the creation or imposition of any Lien (other than pursuant to the Security Documents) upon the Property of any Obligor by reason of the terms of any material contractual obligation (including without limitation contractual obligations arising from any material agreements to which any Obligor is a party or which is binding upon it); or (iii) violates any requirement of law in any material respect.

3.2.       No Change to Organic Documents. Each Obligor hereby certifies that the copies of such Obligor’s Organic Documents previously delivered to the Agent under the Loan Documents continue to be true, correct and complete, have not been amended or otherwise modified since the date of such delivery, and are in full force and effect on the date hereof. The Agent and the Lenders may conclusively rely on this certification until it is otherwise notified by the applicable Obligor in writing.

3.3.       Representations and Warranties. After giving effect to this Amendment, the representations and warranties set forth in Section 9 of the Loan Agreement and in the other Loan Documents are and shall be and remain true and correct.

3.4.       No Default. No Default or Event of Default exists under the Loan Agreement or shall result after giving effect to this Amendment. No Regulatory Event shall have occurred and be continuing.

Section 4. Reaffirmations.

4.1.        Collateral. The Obligors heretofore executed and delivered to the Agent the Security Documents. The Obligors hereby acknowledge and agree that the Liens created and provided for by the Security Documents continue to secure, among other things, the Obligations arising under the Loan Agreement as amended hereby; and the Security Documents and the rights and remedies of the Agent thereunder, the obligations of the Obligors thereunder, and the Liens created and provided for thereunder remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens created and provided for by the Security Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment.

4.2.       Guaranties. Each Guarantor hereby acknowledges that it has reviewed the terms and provisions of this Amendment and consents to any modification of the Loan Agreement and the other Loan Documents effected pursuant to this Amendment. Each Guarantor hereby confirms to the Agent and the Lenders that, after giving effect to this Amendment, the Guaranty of such Guarantor and each other Loan Document to which such Guarantor is a party continues in full force and effect and is the legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with their terms except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. Each Guarantor acknowledges and agrees that (i) notwithstanding the conditions to effectiveness set forth in this Amendment, such Guarantor is not required by the terms of the Loan Agreement or any other Loan Document to consent to the waivers or modifications to the Loan Agreement effected pursuant to this Amendment and (ii) nothing in the Loan Agreement, this Amendment or any other Loan Document shall be deemed to require the consent of such Guarantor to any future waivers or modifications to the Loan Agreement.

Section 5. Miscellaneous.

5.1.       Except as specifically amended herein, the Loan Agreement shall continue in full force and effect in accordance with its original terms. Reference to this specific Amendment need not be made in the Loan Agreement, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Loan Agreement, any reference in any of such items to the Loan Agreement being sufficient to refer to the Loan Agreement as amended hereby. This Amendment is not a novation nor is it to be construed as a release, waiver or modification of any of the terms, conditions, representations, warranties, covenants, rights or remedies set forth in the Loan Agreement or the other Loan Documents, except as specifically set forth herein. Without limiting the foregoing, the Obligors agree to comply with all of the terms, conditions, and provisions of the Loan Agreement and the other Loan Documents except to the extent such compliance is irreconcilably inconsistent with the express provisions of this Amendment.

5.2.       The Borrowers agree to pay on demand all reasonable out-of-pocket costs and expenses of or incurred by the Agent in connection with the negotiation, preparation, execution and delivery of this Amendment and the other instruments and documents being executed and delivered in connection herewith and the transactions contemplated hereby, including the reasonable fees, charges and disbursements of counsel for the Agent.

5.3.       This Amendment may be executed in any number of counterparts, and by the different parties on different counterpart signature pages, all of which taken together shall constitute one and the same agreement. Any of the parties hereto may execute this Amendment by signing any such counterpart and each of such counterparts shall for all purposes be deemed to be an original. Delivery of an executed counterpart of a signature page of this Amendment by facsimile or in electronic (e.g., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of Amendment. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of Illinois.

[Remainder of Page Intentionally Left Blank]

In Witness Whereof, the parties have executed this Amendment under seal on the date first written above.

BORROWERS:

COLONIAL AUTO FINANCE, INC., an Arkansas corporation

By:	/s/ Vickie D. Judy
	Name:	Vickie D. Judy
	Title:	Secretary, Treasurer

AMERICA’S CAR-MART, INC., an Arkansas corporation

By:	/s/ Vickie D. Judy
	Name:	Vickie D. Judy
	Title:	Vice President, Secretary, Treasurer

TEXAS CAR-MART, INC., a Texas corporation

By:	/s/ Vickie D. Judy
	Name:	Vickie D. Judy
	Title:	Vice President, Secretary, Treasurer

[Signature Page to Amendment No. 1]

PARENT:

AMERICA’S CAR-MART, INC., a Texas corporation

By:	/s/ Vickie D. Judy
	Name:	Vickie D. Judy
	Title:	Chief Financial Officer

[Signature Page to Amendment No. 1]

AGENT AND LENDERS:

BMO HARRIS BANK N.A., as Agent and Lender

By:	/s/ Guadalupe Marquez
	Name:	Guadalupe Marquez
	Title:	Director

[Signature Page to Amendment No. 1]

BOKF, NA D/B/A BANK OF ARKANSAS, as Lender

By:	/s/ Jacob Hudson
	Name:	Jacob Hudson
	Title:	Arkansas President

[Signature Page to Amendment No. 1]

COMMERCE BANK, as Lender

By:	/s/ Nick Warren
	Name:	Nick Warren
	Title:	President

[Signature Page to Amendment No. 1]

ARVEST BANK, as Lender

By:	/s/ Andrew Coffey
	Name:	Andrew Coffey
	Title:	Vice President

[Signature Page to Amendment No. 1]

FIRST HORIZON BANK, as Lender

By:	/s/ Blake Chandler
	Name:	Blake Chandler
	Title:	Vice President

[Signature Page to Amendment No. 1]

WELLS FARGO BANK, N.A., as Lender

By:	/s/ William L. Laird
	Name:	William L. Laird
	Title:	Senior Vice President, Portfolio Admin

[Signature Page to Amendment No. 1]